COMMENTS RECEIVED ON FEBRUARY 25, 2021

FROM KEN ELLINGTON

FIDELITY ADVISOR SERIES I (File Nos. 002-84776 and 811-03785)

FIDELITY ADVISOR SERIES IV (File Nos. 002-83672 and 811-03737)

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity MSCI Real Estate Index ETF (Form N-CSR Filing)

“Financial Statements”

C:

According to the Statement of Changes in Net Assets, Fidelity MSCI Real Estate Index ETF had a significant return of capital distribution. The Staff requests we explain why the Distributions Type by Calendar Quarter Ex-Date graph and the Dividends and Capital Gains Distributions chart on the fund’s website do not include amounts for return of capital.

R:

Disclosures on the website (Fidelity.com) represent the character of distributions under generally accepted accounting principles (GAAP) and where applicable were supported by GAAP income at the time of the distribution and posting to the website. The financial statements for the same period reflect the tax character of distributions. The tax character of the distributions is also reported to shareholders on Form 1099-DIV.

Fidelity Covington Trust (Form N-CSR Filing)

C:

The amended form N-CSR filed on October 1, 2020 for Fidelity Covington Trust did not include an explanatory note or updated certifications. Please supplementally provide the reason for the amended filing and ensure that all future amended form N-CSR filings include an explanatory note and updated certifications.

R:

The contents of the filing were accurate and unchanged. However, the metadata in the filing did not include the correct Series ID for the Fidelity Value Factor ETF and instead erroneously included the Series ID for the Fidelity International Value Factor ETF. We amended the filing on 10/1/20 to correct the Series ID metadata. Given that the amendment was administrative in nature we did not include an explanatory note nor update the certifications.